EXHIBIT 7.1 SELECTED RATIOS’ CALCULATION

		As of December 31,
EXHIBIT 7.1 SELECTED RATIOS’ CALCULATION	INDEX	2015	2014
		(in millions of COP)
Net interest income	(1)	7,231,703	6,007,552
Total Interest Earning Assets	(2)	137,851,669	113,451,812
Total Average Assets	(3)	163,140,151	134,779,566
Total Average Stockholders’ Equity	(4)	18,332,795	15,694,090
Operating Expenses	(5)	5,898,287	5,118,695
Net Income	(6)	2,496,377	2,324,219
Total Assets	(7)	192,972,867	149,629,881
Net Operating, Income	(8)	10,809,023	9,092,494
Total Stockholders' Equity	(9)	19,279,449	16,871,907
Loans (principal)	(10)	140,499,927	113,039,251
Total past due loans (principal)	(11)	4,188,287	2,958,204
Allowance for loan losses (principal)	(12)	4,823,393	4,305,599
Loans Classified as “C”, “D” y “E” (principal)	(13)	5,543,824	4,301,768
Technical Capital	(14)	20,821,509	N/A (3)
Risk Weighted Assets included Market Risk	(15)	167,168,400	N/A (3)

SELECTED RATIOS:
Profitability Ratios:
Net Interest Margin	(1) / (2)	5.25%	5.30%
Return on Average Total Assets	(6) / (3)	1.53%	1.72%
Return on Average Stockholders’ Equity	(6) / (4)	13.62%	14.81%

Efficiency Ratio:
Operating expenses to net operating income	(5) / (8)	54.57%	56.30%

Capital Ratios:
Shareholders' equity to total assets	(9) / (7)	9.99%	11.28%
Technical capital to risk weighted assets (1)	(14) / (15)	12.46%	N/A (3)

Credit Quality Data:
Past due loans to total loans	(11) / (10)	2.98%	2.62%
“C”, “D” and “E” loans as a percentage of total loans	(13) / (10)	3.95%	3.81%
Allowances to past due loans (2)	(12) / (11)	115.16%	145.55%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	(12) / (13)	87.00%	100.09%
Allowance for loan losses as a percentage of total loans	(12) / (10)	3.43%	3.81%

(1)	For an explanation of risk-weighted assets and technical capital, see Item 4. “Information on the Company – B. Business Overview – B.8 –Supervision and Regulation” and Item "5 B.1. Liquidity and Funding - Capital Adequacy".
(2)	The variation is mainly generated by the inclusion of Grupo Agromercantil Holding loan portfolio at fair value, company acquired as of December, 2015.
(3)	N/A: not applicable